Exhibit (a)(1)(vii)

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of ten days to allow for further deposits of securities.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions, please contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581- 1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Neither this document nor the Original Offer to Purchase and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such state to be designated by Offeror.

February 1, 2022

NOTICE OF VARIATION AND EXTENSION

by 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of

Viston United Swiss AG

in respect of the

OFFER TO PURCHASE

all of the issued and outstanding Common Shares

of

Petroteq Energy Inc.

at a price of $0.74 in cash per Common Share

2869889 Ontario Inc. (the “Offeror”), an indirect, wholly-owned subsidiary of Viston United Swiss AG (“Viston”), hereby gives notice that it has varied and extended its offer dated October 25, 2021 (the “Original Offer”) to purchase, on the terms and subject to the conditions of the Original Offer, all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (“Petroteq”), which includes any Common Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as defined herein) upon the exercise, exchange or conversion of the Options (as defined in the Original Offer), the Warrants (as defined in the Original Offer), the Convertible Debentures (as defined in the Original Offer) and any securities of Petroteq that are exercisable or exchangeable for or convertible into Common Shares in order to, among other things, amend certain terms and conditions of the Original Offer. The Original Offer, as varied and extended hereby, is referred to herein as the “Offer”. In particular: (i) the Offer is varied to amend certain conditions to the Offer; and (ii) the time period for acceptance of the Offer is extended.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Toronto time) on February 28, 2022, unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and the accompanying take-over bid circular dated October 25, 2021 (the “Original Circular” and together with the Original Offer, the “Original Offer to Purchase and Circular”). The Original Offer to Purchase and Circular and this Notice of Variation and Extension together constitute the “Offer to Purchase and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended and extended hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or Original Offer to Purchase and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer and receive the Offer price of $0.74 per Common Share. Shareholders who wish to accept the Offer must properly complete and execute the original Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the original Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders holding Common Shares in certificated form are advised to contact the Depositary prior to sending their Letter of Transmittal and certificates in order to confirm documentation that will be required to validly accept such tenders. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the original Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. The original Letter of Transmittal and original Notice of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Original Offer, as amended by this Notice of Variation and Extension. Shareholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with COVID-19 protocols then in effect.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Depositary and Information Agent, whose contact details are provided on the back cover of this document. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent and are available on SEDAR at www.sedar.com and from the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

All cash payments under the Offer will be made in Canadian dollars. However, a Shareholder can elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that, in respect of the cash payment under the Offer, the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Original Circular and “Certain United States Federal Income Tax Considerations” in Section 17 of the Original Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that the Depositary and Information Agent for the Offer and some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE OFFEROR HAS FILED WITH THE SEC A TENDER OFFER STATEMENT ON SCHEDULE TO, AND EXPECTS TO MAIL THIS NOTICE OF VARIATION AND EXTENSION TO SHAREHOLDERS CONCERNING THE OFFER. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE AND CIRCULAR, NOTICE OF VARIATION AND EXTENSION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE OFFEROR WILL BE AVAILABLE FREE OF CHARGE FROM THE OFFEROR. YOU SHOULD DIRECT REQUESTS FOR DOCUMENTS TO THE DEPOSITARY AND INFORMATION AGENT, KINGSDALE ADVISORS, THE EXCHANGE TOWER, 130 KING ST W, SUITE #2950, TORONTO, ONTARIO, M5X 1K6, CANADA, TELEPHONE IN NORTH AMERICA TOLL-FREE: 1-866-581-1024. TO OBTAIN TIMELY DELIVERY, SUCH DOCUMENTS SHOULD BE REQUESTED NOT LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRY DATE.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS, CONVERTIBLE DEBENTURES AND OTHER

CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and is not made for any convertible securities (including, without limitation, Options, Warrants and Convertible Debentures). Holders of Options, Warrants, Convertible Debentures or other convertible securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the convertible securities in order to obtain certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such convertible securities will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Convertible Securities of exercising or converting such securities are not described in either Section 16 of the Original Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 17 of the Original Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise or convert their Convertible Securities.

CURRENCY

All references to “$” in the Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated. On October 22, 2021, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2357. On January 31, 2022, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2719.

NOTICE OF VARIATION AND EXTENSION

February 1, 2022

TO:	THE HOLDERS OF COMMON SHARES OF PETROTEQ

This Notice of Variation and Extension amends and supplements the Original Offer to Purchase and Circular.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended and extended hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or the Original Offer to Purchase and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

1.	Amendments to the Offer

Amendments to Conditions

On December 6, 2021, the Offeror received a comment letter from the United States Securities and Exchange Commission. The comment letter requested that certain amendments be made to the terms and conditions of the Original Offer.

Accordingly, subsection (k) of Section 4 of the Original Offer to Purchase entitled “Condition of the Offer” is hereby deleted in its entirety and replaced with the following:

“(k)	each of Petroteq and its subsidiaries have carried on their respective businesses in the Ordinary Course at all times on or after the commencement of the Offer and prior to the Expiry Time; and”

The third paragraph of Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer” is also hereby deleted in its entirety and replaced with the following:

“The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time in its reasonable discretion. The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, prior to the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror.”

In addition, and as discussed further below under the Section 6 – “Recent Developments”, the Offeror has noted the disclosure Petroteq has made subsequent to the commencement of the Offer, regarding changes to the capitalization of Petroteq made other than pursuant to the exercise or conversion of the Options, the Warrants or the principal amount of the Convertible Debentures, in contravention of the condition in subsection (f)(x) of Section 4 of the Original Offer to Purchase (the “No Change in Capitalization Condition”). While the Offeror is prepared to waive the No Change in Capitalization Condition solely with respect to changes in the capitalization of Petroteq as are accurately and fully reflected in Petroteq’s quarterly report on Form 10-Q for the quarter ended November 30, 2021, as filed with the SEC and on SEDAR on January 19, 2022 (the “Form 10-Q”), the Offeror is asserting that this condition continues to apply with respect to any further changes to the capitalization of Petroteq (whether disclosed by Petroteq or not) from and after the date hereof, and the Offeror is clarifying this condition to the Offer to require that the number of issued and outstanding Common Shares on a Fully-Diluted Basis at the Expiry Time shall not exceed the number of issued and outstanding Common Shares on a Fully-Diluted Basis at the date of this Notice of Variation and Extension; provided that the number of issued and outstanding Common Shares on a Fully-Diluted Basis shall not exceed 795,000,000 Common Shares. Please see Section 6 – “Recent Developments” below.

Accordingly, subsection (f)(x) of Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

“(f) the Offeror shall have determined, in its reasonable judgment, that neither Petroteq nor any of its subsidiaries has taken any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limitation: […] (x) any change to the capitalization of Petroteq since February 1, 2022, or any change to the capitalization of any of Petroteq’s subsidiaries, including in each case, without limitation, any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Common Shares or convertible securities other than pursuant to the exercise or conversion of the Options, the Warrants or the principal amount of the Convertible Debentures (but not including any exercise by Petroteq pursuant to a prepayment option or conversion right), such change in capitalization to include, without limitation, any determination by the Offeror, acting in its reasonable discretion, that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time exceeds 795,000,000;”

In addition, the definitions of “Convertible Debentures” and “Warrants” in the Original Offer to Purchase are each hereby deleted in their entirety and replaced with the following:

“Convertible Debentures” means, collectively, the following:

(i)

convertible debenture issued to Cantone Asset Management, LLC on September 17, 2019, with a maturity date of December 17, 2021, in the principal amount of US$240,000, and a purchase price of US$200,000, with an amended conversion price of US$0.0475 per share, such that a total of 4,210,526 Common Shares would be issued upon conversion;

(ii)

assuming TSX-V approval is obtained, a convertible debenture issued to Cantone Asset Management, LLC on July 1, 2021, with a maturity date of July 1, 2023, in the principal amount of US$300,000 with a conversion price of US$0.12 per share, such that a total of 2,500,000 Common Shares would be issued upon conversion;

(iii)

assuming negotiations with the holder have been finalized, a convertible debenture issued to Petroleum Capital Funding LP on July 21, 2021, with a maturity date of July 21, 2025, in the principal amount of US$2,500,000 with a conversion price of US$0.12 per share, such that a total of 20,833,333 Common Shares would be issued upon conversion;

(iv)

convertible debenture issued to a private lender on October 29, 2019, with a maturity date of October 29, 2020, in the principal amount of US$200,000 at a conversion price of US$0.18 per share, such that a total of 1,111,111 Common Shares would be issued upon conversion;

(v)

convertible secured debenture issued to Petroleum Capital Funding LP on November 26, 2019, with a maturity date of November 26, 2023, in the principal amount of US$318,000, and a purchase price of US$265,000, with an amended conversion price of US$0.0800 per share, such that a total of 3,312,500 Common Shares would be issued upon conversion (subject to Petroteq’s conversion right if the trading price of Common Shares on the TSX-V is above $0.40 for 20 consecutive trading days, with an average daily volume greater than 1 million shares);

(vi)

convertible secured debenture issued to Petroleum Capital Funding LP on December 4, 2019, with a maturity date of December 4, 2023, in the principal amount of US$432,000, and a purchase price of US$360,000, with an amended conversion price of US$0.0800 per share, such that a total of 4,500,000 Common Shares would be issued upon conversion (subject to Petroteq’s conversion right if the trading price of Common Shares on the TSX-V is above $0.40 for 20 consecutive trading days, with an average daily volume greater than 1 million shares);

(vii)

convertible secured debenture issued to Petroleum Capital Funding LP on March 30, 2020, with a maturity date of March 30, 2024, in the principal amount of US$471,000, and a purchase price of US$392,500, with an amended conversion price of US$0.0800 per share, such that a total of 4,906,250 Common Shares would be issued upon conversion (subject to Petroteq’s conversion right if the trading price of Common Shares on the TSX-V is above $0.40 for 20 consecutive trading days, with an average daily volume greater than 1 million shares);

(viii)

assuming TSX-V approval is obtained, a convertible debenture assigned to Morison Management S.A. on November 17, 2021, with a maturity date of April 21, 2022, in the principal amount of US$92,125, and a purchase price of US$83,750, with an amended conversion price of US$0.048 per share, such that a total of 1,744,792 Common Shares would be issued upon conversion;

(ix)

assuming TSX-V approval is obtained, a convertible debenture assigned to Morison Management S.A. on November 17, 2021, with a maturity date of May 20, 2022, in the principal amount of US$141,625, and a purchase price of US$128,750, with an amended conversion price of US$0.042 per share, such that a total of 3,065,476 Common Shares would be issued upon conversion;

(x)

assuming TSX-V approval is obtained, a convertible debenture issued to EMA Financial, LLC on July 22, 2020, with a maturity date of April 22, 2021, with principal amount of US$3,120 outstanding at a conversion price of $0.03 per shares, such that a total of 104,000 Common Shares would be issued upon conversion;

(xi)

convertible debenture issued to a private lender on July 24, 2021, with a maturity date of July 24, 2023, in the principal amount of $120,000, and a purchase price of US$100,000, with a conversion price of $0.12 per share, such that a total of 833,333 Common Shares would be issued upon conversion; and

(xii)

assuming TSX-V approval is obtained, a convertible debenture assigned to Morison Management S.A. on November 17, 2021, with a maturity date of July 2, 2022, in the principal amount of US$114,125, and a purchase price of US$103,750, with a conversion price of US$0.042 per share, such that a total of 710,616 Common Shares would be issued upon conversion.

“Warrants” means, collectively, the following:

(i)

assuming TSX-V approval is obtained, a warrant issued to Cantone Asset Management LLC with an expiry date of July 1, 2023, at an exercise price of $0.12 per share, such that a total of 2,500,000 Common Shares are issuable if the warrant is exercised prior to expiring;

(ii)

warrant issued to a private lender with an expiry date of January 26, 2023, at an exercise price of $0.0562 per share, such that a total of 2,669,039 Common Shares are issuable if the warrant is exercised prior to expiring;

(iii)

warrant issued to Petroleum Capital Funding LP with an expiry date of July 21, 2025, at an exercise price of $0.12 per share, such that a total of 20,833,333 Common Shares are issuable if the warrant is exercised prior to expiring;

(iv)

broker warrant issued to Cantone Research Inc. with an expiry date of July 21, 2025, at an exercise price of $0.12 per share, such that a total of 5,208,333 Common Shares are issuable if the warrant is exercised prior to expiring;

(v)

broker warrant issued to Cantone Research Inc. with an expiry date of July 27, 2025, at an exercise price of $0.12 per share, such that a total of 260,416 Common Shares are issuable if the warrant is exercised prior to expiring;

(vi)

warrant issued to a private lender with an expiry date of January 26, 2023, at an exercise price of $0.0562 per share, such that a total of 444,839 Common Shares are issuable if the warrant is exercised prior to expiring;

(vii)

warrant issued to Rijtec Enterprises Limited Pension Scheme with an expiry date of January 26, 2023, at an exercise price of $0.0562 per share, such that a total of 206,903 Common Shares are issuable if the warrant is exercised prior to expiring;

(viii)

warrant issued to Stirling Bridge Resources with an expiry date of January 26, 2023, at an exercise price of $0.0562 per share, such that a total of 569,395 Common Shares are issuable if the warrant is exercised prior to expiring;

(ix)

warrant issued to an undisclosed investor with an expiry date of July 24, 2023, at an exercise price of $0.12 per share, such that a total of 833,333 Common Shares are issuable if the warrant is exercised prior to expiring;

(x)

warrants issued to various subscribers with an expiry date of July 27, 2023, at an exercise price of $0.12 per share, such that a total of 17,874,996 Common Shares are issuable if the warrants are exercised prior to expiring;

(xi)

compensation options issued to dealers and finders with an expiry date of July 27, 2023 for 316,666 options and an expiry date of July 27, 2025 for 5,468,749 options, at an exercise price of $0.12 per share, such that a total of 5,785,415 Common Shares are issuable if the options are exercised prior to expiring;

(xii)

assuming Petroteq Board and TSX-V approval are obtained, a warrant issued to an unnamed subscriber with an expiry date of August 12, 2023, at an exercise price of $0.12 per share, such that a total of 6,250,000 Common Shares are issuable if the warrant is exercised prior to expiring;

(xiii)

warrant issued to Petroleum Capital Funding LP with an expiry date of November 26, 2023, at an exercise price of $0.055 per share, such that a total of 1,558,730 Common Shares are issuable if the warrant is exercised prior to expiring;

(xiv)

broker warrant issued to an undisclosed broker with an expiry date of November 26, 2023, at an exercise price of $0.17 per share, such that a total of 124,500 Common Shares are issuable if the broker warrant is exercised prior to expiring;

(xv)

warrant issued to Petroleum Capital Funding LP with an expiry date of December 4, 2023, at an exercise price of $0.055 per share, such that a total of 2,117,520 Common Shares are issuable if the warrant is exercised prior to expiring;

(xvi)

broker warrant issued to an undisclosed broker with an expiry date of December 4, 2023, at an exercise price of $0.17 per share, such that a total of 169,200 Common Shares are issuable if the broker warrant is exercised prior to expiring;

(xvii)

warrant issued to Petroleum Capital Funding LP with an expiry date of March 30, 2024, at an exercise price of $0.055 per share, such that a total of 4,906,250 Common Shares are issuable if the warrant is exercised prior to expiring;

(xviii)

broker warrant issued to an undisclosed broker with an expiry date of March 30, 2024, at an exercise price of $0.17 per share, such that a total of 392,500 Common Shares are issuable if the broker warrant is exercised prior to expiring;

(xix)

assuming TSX-V approval is obtained, a warrant issued to an undisclosed lender with an expiry date of January 20, 2025, at an exercise price of $0.14 per share, such that a total of 151,785 Common Shares are issuable if the warrant is exercised prior to expiring;

(xx)

warrant issued to Alpha Capital Anstalt with an expiry date of November 6, 2025, at an exercise price of $0.0562 per share, such that a total of 4,448,399 Common Shares are issuable if the warrant is exercised prior to expiring; and

(xxi)

warrant issued to finders with an expiry date of January 26, 2023, at an exercise price of $0.10 per share, such that a total of 276,512 Common Shares are issuable if the warrant is exercised prior to expiring.

2.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Toronto time) on February 7, 2022 to 5:00 p.m. (Toronto time) on February 28, 2022, unless the Offer is further extended or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Original Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Toronto time) on February 28, 2022, or such earlier or later time or times, and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

In addition, all references to the “initial deposit period” in the Original Offer to Purchase and Circular shall take into account this extension of the Expiry Time beyond 105 days and all references to “5:00 p.m. (Toronto time) on February 7, 2022” in the Letter of Transmittal and Notice of Guaranteed Delivery are deemed to be deleted in their entirety and replaced with “5:00 p.m. (Toronto time) on February 28, 2022”.

If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than ten days after the date of such announcement. See Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”. Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer.

3.	Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Original Offer, “Manner of Acceptance”.

4.	Take-Up of and Payment for Deposited Common Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Original Offer to Purchase, “Conditions of the Offer” (as amended by this Notice of Variation and Extension), have been satisfied or waived by the Offeror, the Offeror will immediately take up the Common Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for Common Shares taken up under the Offer promptly but, in any event, not later than two business days after the Common Shares are taken up. In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for an additional period of at least ten days following the expiry of the initial deposit period (the “mandatory 10–day extension period”) and may further extend the deposit period after the expiration of the mandatory 10-day extension period (“Optional Extension Periods”). The mandatory 10-day extension period and any Optional Extension Periods will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act of 1934. The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period.

5.	Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

6.	Recent Developments

(a)	Communications Between Petroteq and the Offeror and the Petroteq Board’s Unanimous Recommendation to Accept Offer

Following the commencement of the Offer on October 25, 2021, on November 2, 2021, Mr. Roch, on behalf of Viston and the Offeror, sent an email communication to Dr. Bailey, the interim Chief Executive Officer of Petroteq at the time, expressing his interest in meeting with the independent directors of Petroteq to discuss the Offer and reiterating the Offeror’s serious commitment to completing the transaction contemplated by the Offer. Mr. Roch expressed his desire to accelerate the timing of the Offer in a friendly transaction between Petroteq and the Offeror, and indicated that he was willing to discuss the foregoing at the Petroteq Board’s earliest convenience.

On November 8, 2021, the Petroteq Board announced that it had issued its Directors’ Circular dated November 6, 2021 in respect of the Offer (the “Directors’ Circular”). As stated in the Directors’ Circular, the Petroteq Board declined to make a recommendation to Shareholders with respect to the Offer, announced that the Petroteq Board was considering whether to recommend acceptance or rejection of the Offer, and recommended that Shareholders not tender to the Offer until the Petroteq Board had further communicated to Shareholders. In the Directors’ Circular, Petroteq announced that it engaged Haywood Securities Inc. (“Haywood”), as financial advisor to Petroteq and the Petroteq Board, to provide Petroteq and the Petroteq Board with various advisory services in connection with the review of possible investments in, or strategic transactions involving, Petroteq, with the primary objective of identifying potential strategic partners and providing financial advice and assistance in connection with the consummation of any such transaction.

In mid-December of 2021, Canadian counsel to Petroteq sent a set of diligence questions to Canadian counsel to the Offeror regarding the identity of Viston’s beneficial owner and the source of funds to be used to fund the Offer consideration, as well as matters pertaining to the regulatory filings to be made in connection with the Offer. The Offeror, through its Canadian counsel, fully responded to such questions in correspondence that was sent to Canadian counsel to Petroteq on December 22, 2021. On December 28, 2021, in response to subsequent questions sent by Canadian counsel to Petroteq regarding Uniexpress Investment Holding PLC (the Lender under the Financing Agreement), the Offeror, through its Canadian counsel, provided Canadian counsel to Petroteq with contact information for the Lender.

On January 4, 2022, Petroteq announced that it had issued a Supplement dated December 29, 2021 to its Directors’ Circular in respect of the Offer (the “Supplement”). In the Supplement, the Petroteq Board unanimously recommended that Shareholders accept the Offer and deposit their Common Shares to the Offer. In the Supplement, the Petroteq Board described the strategic and financial review undertaken by Haywood and the conclusion of the Petroteq Board, based on the results of Haywood’s review, that the immediate cash value offered to Shareholders under the Offer is more favourable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq’s existing strategy. In the Supplement, the Petroteq Board disclosed that, with the assistance of its legal advisors and Haywood, Petroteq had taken active steps to assess and solicit strategic alternatives to the Offer and had attempted to secure a proposal that would be superior to the Offer. As disclosed in the Supplement, despite the active engagement by Petroteq and its advisors to solicit alternative proposals, no superior alternative to the Offer has emerged, and Petroteq does not expect a superior alternative to emerge in the near term. The reasons described above and additional reasons for the Petroteq Board’s recommendations are summarized in a press release dated January 4, 2022 issued by Petroteq and are set out in detail in the Supplement, and are consistent with the reasons stated by the Offeror as to why Shareholders should tender to the Offer, as set out in the Original Offer to Purchase and Circular.

On January 26, 2022, further to its January 4 announcement regarding the filing of the Supplement, Petroteq announced that the members of the Petroteq Board have unanimously indicated their intention to tender their Common Shares to the Offer.

(b)	Changes to Petroteq Share Capital

As previously indicated, the Offer is being made only for Common Shares and is not made for any Options, Warrants or Convertible Debentures or other convertible securities.

Since the commencement of the Offer, Petroteq has disclosed the issuance of additional Common Shares, as well as convertible securities and/or contractual obligations to issue additional Common Shares, in contravention of the No Change in Capitalization Condition. In particular, and based solely on information contained in the Form 10-Q, as of November 30, 2021:

a)	646,053,821 Common Shares were issued and outstanding;

b)	70,371,047 Common Shares were issuable upon the exercise of share purchase warrants;

c)	7,250,000 Common Shares were issuable upon the exercise of stock options;

d)	44,116,827 Common Shares were issuable upon the conversion of convertible securities; and

e)	25,785,869 Common Shares were issuable pursuant to contractual obligations to issue securities.

Additionally, based solely on the cover page of the Form 10-Q, the number of Common Shares outstanding as of January 18, 2022 was 646,053,821.

Accordingly, and based solely on the Form 10-Q, regardless of Petroteq Board or TSX-V approval, assuming the exercise or conversion of all Convertible Securities (including, without limitation, any “out-of-the- money” Convertible Securities) and upon issuance of Common Shares issuable pursuant to contractual obligations, the Offeror estimates that, as of the date of this Notice of Variation and Extension, there are approximately 793,577,564 Common Shares on a Fully-Diluted Basis.

While the Offeror has waived the No Change in Capitalization Condition solely with respect to changes in the capitalization of Petroteq that are disclosed by Petroteq in its public filings prior to the date of this Notice of Variation and Extension and which are fully and accurately reflected in the Form 10-Q, given the uncertainty with respect to ascertaining the number of Common Shares on a Fully-Diluted Basis as a result of such changes, the

Offeror has determined to clarify its condition to the Offer, as set out above under Section 1 “Amendments to Conditions”.

(c)	Regulatory Matters

The Offeror filed its notification under the Investment Canada Act on December 20, 2021, which has been certified as complete as of that date. The Minister under the Investment Canada Act has 45 days from December 20, 2021, or until the end of the day (Toronto time) on February 3, 2022, to notify the Offeror that the Offer is or may be subject to a national security review under the Investment Canada Act. Completion of the Offer is conditional on obtaining ICA Clearance, which means that: (i) the Offeror has not been notified on or before February 3, 2022 that the Offer is or may be subject to a national security review, or (ii) if the Offeror receives notice that the Offer is or may be subject to a national security review, the Offeror has subsequently received approval from the Minister or the Governor-in-Council, as the case may be, that the Offeror is authorized to proceed with the Offer.

On January 20, 2022, the Offeror completed its filing as required under the United States Hart-Scott- Rodino Antitrust Improvements Act of 1976 (“HSR Act”) with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that any waiting period (including any extension thereof) applicable to the transactions contemplated by the Offer under the HSR Act shall have expired or been terminated and that neither the FTC nor the DOJ shall have commenced proceedings under an applicable antitrust statute to prevent the consummation of the transaction contemplated by the Offer under the HSR Act that have not been resolved. Unless it is extended by the FTC and DOJ, the waiting period will expire at 11:59 p.m. (Toronto time) on February 4, 2022.

On January 5, 2022, the Offeror made a voluntary filing with the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is a group of Cabinet-level officials in the U.S. government who are authorized to review certain transactions involving foreign investment in the United States, in order to determine the effect of such transactions on the national security of the United States. U.S. counsel to the Offeror was advised by CFIUS that January 13, 2022 would be the first day of the assessment period, which would conclude no later than February 11, 2022. During this period, the Offeror may be requested to provide additional information to CFIUS which may result in the extension of the assessment period.

7.	Amendments and Variation to Offer Documents

The Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending of this Notice of Variation and Extension to the Shareholders and holders of Convertible Securities have been authorized, by the sole director of the Offeror and the sole director of Viston.

10.	U.S. Exchange Act Requirements

Petroteq is subject to the information requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC. Petroteq’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material the Offeror and Petroteq file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Offeror and Petroteq file or furnish electronically.

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CERTIFICATE OF 2869889 ONTARIO INC.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2022.

(signed) “Zbigniew Roch”	(signed) “Reinhard Paul”
Zbigniew Roch Chief Executive Officer	Reinhard Paul Chief Financial Officer

(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director

CERTIFICATE OF VISTON UNITED SWISS AG

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2022.

(signed) “Zbigniew Roch”	(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director	Zbigniew Roch President (Sole Officer)

The Depositary and Information Agent for the Offer is:

Kingsdale Advisors The Exchange Tower 130 King St W, Suite #2950 Toronto, ON M5X 1K6	North America Toll-Free: 1-866-581-1024 Outside North America: 1-416-867-2272 Email: contactus@kingsdaleadvisors.com

Questions and requests for assistance may be directed to the Depositary and Information Agent at the telephone numbers and location set out above. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.